Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders
May 7, 2014

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Wednesday, May 7, 2014 at 10:30 a.m. at the Design Exchange, 234 Bay Street, Toronto, Ontario. At this meeting, there were 417 shareholders represented in person or by proxy holding 423,144,407 Class A Limited Voting Shares (“Class A Shares”), representing 67.54% of the Corporation’s 626,540,133 issued and outstanding Class A Shares on the record date for this meeting, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	392,847,473	97.19	11,372,699	2.81
Maureen Kempston Darkes	402,216,752	99.50	2,003,420	0.50
Lance Liebman	402,489,379	99.57	1,730,793	0.43
Frank J. McKenna	402,802,308	99.65	1,417,864	0.35
Youssef A. Nasr	359,857,088	89.03	44,363,084	10.97
James A. Pattison	403,266,609	99.76	953,563	0.24
Seek Ngee Huat	391,858,912	96.94	12,361,260	3.06
Diana L. Taylor	402,829,402	99.66	1,390,770	0.34

Management received a proxy from the holder of Class B Shares to vote all of the 85,120 Class B Shares represented by this proxy for each of the eight directors nominated for election by this class of shareholder: namely Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Philip B. Lind, Lord O’Donnell and George S. Taylor. - 2 -

Appointment of Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
Class A Shares	Carried	416,557,016	98.47	6,484,503	1.53
Class B Shares	Carried	85,120	100.0	Nil	Nil

Passing an Advisory Resolution on the Corporation’s Approach to Executive Compensation
The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the Management Information Circular dated March 25, 2014, was approved by the majority of the holders of Class A Shares.

Management received the following proxies from the holders of Class A Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	389,055,666	96.25	15,162,047	3.75

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of Class A Shares or Class B Shares.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ A.J. Silber
A.J. Silber
Corporate Secretary
Date: May 8, 2014